Exhibit 99.1

CONTACT

DR. REDDY’S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Q2 and H1 FY16 Financial Results

Highest ever Quarterly sales and EBITDA performance

Q2 Revenues at 39.9 billion (YoY growth of 11%) Q2 EBITDA at 11.4 billion (28.6% of the revenues)	H1 Revenues at 77.5 billion (YoY growth of 9%) H1 EBITDA at 21.3 billion (27.5% of the revenues)

Hyderabad, India, October 29, 2015: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY | BSE: 500124 | NSE: DRREDDY) today announced its consolidated financial results for the quarter ended September 30, 2015 under International Financial Reporting Standards (IFRS).

Q2 FY16: Key Highlights

•	Consolidated revenues at 39.9 billion, year-on-year growth of 11%. In constant currency terms the revenue growth is 14%

•	Gross Profit Margin at 61.3%, improved by 285 bps over last year

•	Research & Development (R&D) spend at 4.5 billion. Continued focus on building complex generics and differentiated products pipeline

•	Selling, general & administrative (SG&A) expenses at 11.1 billion. Marginal year-on-year increase. Year-on-year drop seen by ~200bps in percentage to sales

•	EBITDA at 11.4 billion, 28.6% of revenues, strong year-on-year growth of 31%

•	Profit after tax at 7.2 billion, strong year-on-year growth of 26%. Diluted EPS at 42.2

Commenting on the results, Dr. Reddy’s co-chairman and CEO, GV Prasad said, “I am pleased with our performance for this quarter. We had robust sales growth across our markets of US, India and Europe, supported by new products that were launched in the last twelve months. Our investment in R&D remains at 11%, as we continue on our strategy of building an exciting pipeline of assets across our businesses. While satisfied with our performance, we are intensely focused on enhancing our quality management system and infrastructure to meet evolving global requirements and address the pending cGMP related matters at some of our facilities.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = 65.50

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

Particulars	Q2 FY 16			Q2 FY 15			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenues	609	39,890	100.0	548	35,879	100.0	11
Cost of revenues	235	15,421	38.7	227	14,893	41.5	4

Gross profit	374	24,469	61.3	320	20,986	58.5	17

Operating Expenses
Selling, general & administrative expenses	169	11,058	27.7	163	10,673	29.7	4
Research and development expenses	68	4,473	11.2	63	4,113	11.5	9
Other operating expense / (income)	(5)	(320)	(0.8)	(4)	(265)	(0.7)	20

Results from operating activities	141	9,258	23.2	99	6,465	18.0	43

Finance expense / (income), net	3	216	0.5	(6)	(421)	(1.2)
Share of profit of equity accounted investees, net of income tax	(1)	(56)	(0.1)	(1)	(51)	(0.1)	10

Profit before income tax	139	9,098	22.8	106	6,937	19.3	31

Income tax expense	29	1,879	4.7	18	1,196	3.3	57

Profit for the period	110	7,219	18.1	88	5,741	16.0	26

Diluted EPS	0.64	42.20		0.51	33.60		26

EBITDA Computation

Particulars	Q2 FY 16		Q2 FY 15
	($)	(Rs.)	($)	(Rs.)
Profit before tax	139	9,098	106	6,937
Interest (income) / expense net*	(3)	(172)	(3)	(178)
Depreciation	25	1,606	22	1,409
Amortization	13	860	8	548

EBITDA	174	11,392	133	8,715

EBITDA (% to sales)		28.6		24.3

*	Includes dividend and profit on sale of investments

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = 65.50

Key Balance Sheet Items

Particulars	As on 30th Sep 15		As on 30st Jun 15
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and Other current Investments	520	34,050	536	35,117
Trade receivables	654	42,840	642	42,030
Inventories	414	27,147	399	26,149
Property, plant and equipment	779	51,055	754	49,386
Goodwill and Other Intangible assets	369	24,155	368	24,106
Loans and borrowings (current & non-current)	566	37,072	632	41,400
Trade payables	195	12,766	175	11,448
Equity	1,855	121,499	1,815	118,885

Revenue Mix by Segment

Particulars	Q2 FY 16			Q2 FY 15			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	500	32,768	82	437	28,606	80	15
North America		18,563			14,030		32
Europe*		2,124			1,288		65
India		5,464			4,799		14
Emerging Markets#		6,617			8,489		(22)
PSAI	90	5,918	15	98	6,392	18	(7)
North America		692			1,298		(47)
Europe		2,426			2,548		(5)
India		724			896		(19)
Rest of World		2,076			1,650		26
Proprietary Products & Others	18	1,204	3	13	880	2	37

Total	609	39,890	100	548	35,879	100	11

*	Europe referred above primarily includes Germany, UK and out licensing sales business
#	Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets including Venezuela

Note: Effective Q1 FY 16, there has been a change in the monitoring of performance of one product from Global Generics to Proprietary Products. Consequently, revenues and related costs of this product for the previous periods have been reclassified to conform to such change.

Segmental Analysis

Global Generics

Revenues from Global Generics segment for Q2 FY16 are at 32.8 billion, year-on-year growth of 15%, primarily driven by North America, Europe and India.

•	Revenues from North America for Q2 FY16 at 18.6 billion, year-on-year growth of 32%. Primarily on account of:

•	Sustained performance of the injectable franchise and market share gains in key molecules

•	Contribution from products launched subsequent to quarter ended September 30, 2014 majorly being valganciclovir, sirolimus, memantine and Habitrol®.

Two new product filings in the US during the quarter. Cumulatively, 76 ANDAs are pending for approval with the USFDA of which 50 are Para IVs out of which we believe 18 to have ‘First to File’ status.

•	Revenues from Emerging Markets for Q2 FY16 at 6.6 billion, year-on-year decline of 22%. Performance was flat in constant currency terms where in the growth in Russia and CISR regions was offset by decline in Venezuela.

•	Revenues from Russia at 2.9 billion, year-on-year decline of 29% primarily on account of depreciation of rouble. In constant currency revenues grew by 11%.

•	Revenues from other CIS countries and Romania market at 1.0 billion, and grew by 25% year-on-year.

•	Revenues from Rest of World (RoW) territories at 2.7 billion recorded year-on-year decline of 24%.

•	Revenues from India for Q2 FY16 at 5.5 billion, year-on-year growth of 14%.

•	Adjusted for some of the despatches which got spilled over to October, growth for the quarter is healthy and in line with expectations

•	Select portfolio of products acquired from UCB fully integrated into our supply chain

•	Revenues from Europe for Q2 FY16 at 2.1 billion, year-on-year growth of 65%. Growth was primarily driven by new products (aripiprazole and pregabalin) launched during the second half of fiscal 2015.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at 5.9 billion, and declined by 7% year-on-year.

•	During the quarter, 10 DMFs were filed globally and 3 in the US. The cumulative number of DMF filings as of September 30, 2015 is 755.

Income Statement Highlights:

•	Gross profit margin at 61.3% and registered an improvement of ~285 bps over that of previous year. Gross profit margin for Global Generics (GG) and PSAI business segments are at 67.3% and 25.8% respectively.

•	Selling, General and Administration (SG&A) expenses at 11.1 billion, year-on-year increase of 4%. SG&A as % to sales improved by ~200 bps over previous year.

•	Research & development expenses at 4.5 billion, year-on-year increase of 9%. 11.2% of revenues in Q2 FY16 as compared to 11.5% of revenues in Q2 FY15. The increase is in line with our planned scale-up in development activities.

•	Net Finance expense at 216 million compared to income of 421 million in Q2 FY15. The incremental charge of 637 million is on account of:

•	Net forex loss of 349 million in the current quarter vs net foreign exchange gain of 243 million in the previous year

•	Certain monetary assets and liabilities of the Venezuelan subsidiary that may not qualify for translation at the CENCOEX rate of VEF 6.3 per USD, have been translated at the SIMADI rate of VEF 198.5 per USD and the resultant charge of 39 million has been recorded as foreign exchange loss.

•	Decline in profit on sales of investments by 91 million.

•	Net increase in interest income of 85 million.

•	Profit after Tax at 7.2 billion, 18% of revenues, year-on-year growth of 26%.

•	Diluted earnings per share is at 42.2

•	Capital expenditure is at 3.0 billion.

Update on the API facilities:

During October 2015, two of the Company’s API customers received ANDA approval rescission letters from the U.S. Food and Drug Administration (USFDA). These ANDAs of customers were approved in January and February 2015, post USFDA’s inspection of the Company’s API facilities. Each rescission letter cites that the Company’s API facility was classified as Potential ‘Official Action Indicated’ (OAI) on the date of approval.

Dr. Reddy’s continues to cooperate with the US FDA in connection with pending Form 483 observations and awaits further advice from the Agency on this matter.

Earnings Call Details (06.30 pm IST, October 29, 2015)

The Company will host an earnings call at 06.30 pm IST on October 29, 2015, to discuss the performance and answer any questions from participants. This call will be accessible through an audio dial-in and a web-cast.

Audio conference Participants can dial-in on the numbers below

Primary number:		91 22 3960 0616
Secondary number:		91 22 6746 5826
International Toll Free Number	USA	18667462133
	UK	08081011573
	Singapore	8001012045
	Hong Kong	800964448

Playback of call:	91 22 3065 2322, 91 22 6181 3322
Conference ID:	375#
Web-cast www.drreddys.com	More details will be provided through our website,

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.